NAYA BIOSCIENCES, INC.

5582 Broadcast Court

Sarasota, FL 34240

October 21, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, DC 20549

Re:	NAYA Biosciences, Inc. (File No. 333-276529)

Request to Withdraw Registration Statement on Form S-4

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933 (the “Securities Act”), NAYA Biosciences, Inc. (formerly known as INVO Bioscience, Inc.) (the “Registrant”) hereby respectfully requests withdrawal of its registration statement on Form S-4 (File No. 333-276529), filed with the Securities and Exchange Commission (the “Commission”) on January 16, 2024, together with all exhibits and amendments thereto collectively, (the “Registration Statement”), with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

The Registrant has concluded it is no longer necessary to register the securities subject to the Registration Statement. The Commission has not declared the Registration Statement effective under the Securities Act and no securities were sold thereunder.

The Registrant respectfully requests that the Commission grant this request to withdraw the Registration Statement and issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the Registrant’s counsel, Marc Indeglia of Glaser Weil Fink Howard Jordan & Shapiro LLP, via email at mindeglia@glaserweil.com.

The Registrant further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please contact Marc Indeglia at (310) 282-6245 if you have any questions with respect to this request. Thank you in advance for your consideration.

Very truly yours,

NAYA Biosciences, Inc.

By:	/s/ Steven Shum
Steven Shum
Chief Executive Officer

cc:	Marc A. Indeglia
Glaser Weil Fink Howard Jordan & Shapiro LLP